Exhibit 4.1

Stock Option Agreement

Optionee	Wayne R. Inouye
Grant Date	March 11, 2004
Vesting Start Date	March 11, 2004
Exercise Price	$5.19
Option Shares	10,000,000

Pursuant to an Employment Agreement dated as of January 30, 2004 between Gateway, Inc. and Wayne R. Inouye, Gateway Inc. hereby grants to Wayne R. Inouye (“Optionee”) a non-qualified stock option to allow Optionee to purchase shares of the Company’s Common Stock up to the number of shares shown by Option Shares, above, on the terms described herein. The Option is effective as of the Grant Date shown above. The Company will deliver to Optionee certificates for shares purchased under the Option upon payment of the Exercise Price, subject to the terms and conditions set forth in the Agreement.

1.    Definitions. Capitalized terms used herein have the following meanings:

1.1    Board means the Board of Directors of the Company.

1.2    Cause shall mean any of the following: (A) Optionee’s engaging in (1) any material acts of fraud, theft, embezzlement, or (2) any other acts or omissions that would constitute violations of any applicable securities law, the Foreign Corrupt Practices Act, or any similar law, ordinance, rule, regulation, decree or order of any Governmental Entity (as defined in the Employment Agreement), that cause or result in material harm or injury to the Company and its affiliates taken as a whole; (B) the Company having four (4) consecutive quarters of negative EBITDA at any time after the 2005 calendar year; (C) Optionee’s willful misconduct in connection with his responsibilities as an employee, director, or other representative of the Company; (D) Optionee’s unreasonable neglect or refusal to perform some or all of the material duties assigned to him pursuant to this Agreement and/or otherwise appropriate to Optionee’s position; (E) Optionee’s conviction for any felony, including any plea of guilty or nolo contendere or placement in a pretrial diversion program; and/or (F) Optionee’s material breach of any of the terms of the Employment Agreement or any other agreement that he now has or later has with the Company and/or any of its affiliates.

1.3    Change of Control of the Company shall mean the following:

Any Person is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company representing a percentage of the combined voting power of the Company’s then outstanding securities that is at least equal to the greater of (x) 30% and (y) the percentage of such combined voting power then owned by Theodore Waitt and his affiliates and associates; or

the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing a percentage of the combined voting power of the Company’s then outstanding securities that is at least equal to the greater of (x) 30% and (y) the percentage of such combined voting power then owned by Theodore Waitt and his affiliates and associates; or

the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

1.4    Code means the Internal Revenue Code of 1986, as amended.

1.5    Committee means the Compensation Committee of the Board.

1.6    Common Stock means the Company’s Common Stock, par value $.01 per share.

1.7    Company means Gateway, Inc., a Delaware corporation.

1.8    Disability shall mean for purposes of this Agreement, that an Optionee shall be deemed to have a Disability if, for physical or mental reasons, Optionee is, with or without reasonable accommodation, unable to perform the essential functions of his job duties for a period of not less than ninety (90) calendar days during any twelve-month period, and is entitled to disability benefits under the Company’s then-existing long-term disability plan.

1.9    Employment Agreement shall mean the Employment Agreement dated as of January 30, 2004 between Gateway, Inc. and Wayne R. Inouye.

1.10  Exchange Act means the Securities Exchange Act of 1934, as amended.

1.11  Exercise of the Option means the purchase by Optionee of Option Shares under Section 2.

1.12  Exercise Price means the Exercise Price shown above, which is the closing price per share of the Common Stock as reported in The Wall Street Journal or similar readily available public source for the Grant Date.

1.13  Good Reason shall mean Optionee gives notice of his voluntary resignation of his employment after the occurrence of any of the following, without Optionee’s written consent: (A) a material reduction of Optionee’s duties, position or responsibilities as CEO relative to Optionee’s duties, position, or responsibilities as CEO in effect immediately prior to such reduction including by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of a company remains as such following a Change of Control of the Company but is not made the Chief Executive Officer of the acquiring company); (B) a material breach of this Agreement by the Company; (C) a material reduction in Optionee’s Base Salary (as defined in the Employment Agreement); (D) the failure to be nominated for re-election to the Board or (E) the Company requires Optionee to be based (excluding regular travel responsibility) at any office or location more than 50 miles from the principal office of the Company at the Effective Date.

1.14  Option means the option to purchase Common Stock granted Optionee by this Agreement.

1.15  Optionee means Wayne R. Inouye.

1.16  Option Shares means all shares of Common Stock issued or issuable upon Option exercise, as adjusted under Section 8.

1.17  Requirements has the meaning provided in Section 10.

1.18  Securities Act means the Securities Act of 1933, as amended.

1.19  Service means continuous active service as an employee of the Company or a subsidiary of the Company.

2.    Exercise. Optionee may exercise the Option, in one or more transactions, to the extent that at the time of exercise the Option is vested (as provided in Section 3) and has not expired (as provided in Section 5.1). Optionee exercises the Option by giving a written notice that the Option is to be exercised pursuant to the Company stock option exercise program established with a Company-approved broker. As of the date of this grant, the Company’s program is administered by Salomon Smith Barney as the Company-approved broker, but the company may designate alternative or additional Company-approved brokers from time to time.

3.    Vesting. Subject to the terms of this Option Agreement, the Option will vest in four (4) annual installments from the Grant Date as follows: (i) on the first anniversary of the date of grant, one million (1,000,000) shares shall vest, (ii) on the second anniversary of the date of grant, two million (2,000,000) shares shall vest, (iii) on the third anniversary of the date of grant, three million (3,000,000) shares shall vest, and (iv) on the fourth anniversary of the date of grant, four million (4,000,000) shares shall vest.

4. Termination	of Service.

(a) Except as set forth in Section 4(b) – (d), the Option can vest only when Optionee is in Service.

(b) Effect of Death or Disability. In the event of Optionee’s death or Disability during Optionee’s Service and before expiration of the Option, the Option shall immediately be 100% vested as of the date of death or Disability.

(c) Termination by the Company for Cause or by Optionee other than for Good Reason. At any time during the four year period beginning with the Grant Date, if the Company terminates Optionee’s employment under the Employment Agreement for Cause, or Optionee terminates his employment with the Company other than for Good Reason, the Option shall immediately terminate and all unvested portions of the Option shall immediately be forfeited by him.

(d) Termination by Optionee for Good Reason or by the Company other than for Death, Disability or Cause. At any time during the four year period beginning with the Grant Date, if Optionee’s employment is terminated by Optionee for Good Reason, or by the Company for any reason other than Optionee’s death, Disability or for Cause, the Option shall immediately be 100% vested as of the date of such termination. In the event of such termination following a Change of Control, the Optionee shall be entitled to an excise tax gross-up payment, if any, pursuant to the terms of Appendix “A” to the Employment Agreement.

5.1  Expiration of the Option.

(a) Except as otherwise provided in this Agreement, the Option will expire at midnight of the day before the tenth anniversary date of the Grant Date (the “Normal Option Expiration Date”).

(b) In the event the Optionee’s Service terminates prior to the Normal Option Expiration Date, then (i) the Option will expire at midnight of the last day of the post-termination exercise period, if applicable, as provided under Section 5.2, or (ii) if no post-termination exercise period applies, the Option will expire at midnight on the last day of the Optionee’s Service.

5.2  Post-Termination Expiration in Connection with Termination of Service.

(a) Except as provided in Section 5.2(c), in the event Optionee’s Service terminates due to Optionee’s death or Disability, Optionee (or his estate) shall have 90 days following the date of termination of Service to exercise any vested Options.

(b) Except as provided in Section 5.2(c), in the event Optionee’s Service is terminated by the Company other than for Cause or voluntarily terminated by Optionee for Good Reason, Optionee shall have 90 days following the date of termination of Service to exercise any vested Options.

(c) Except as provided in Section 5.2(d), in the event Optionee’s Service is terminated by the Company for Cause or voluntarily terminated by Optionee without Good Reason, Optionee shall have 10 days following the date of termination of Service to exercise any vested options.

(d) In the event Optionee’s Service terminates upon or within twelve (12) months of a Change of Control, Optionee shall have 30 days following the date of termination of Service to exercise any vested Options.

6.    Withholding of Taxes and Commissions. The Company shall, as a condition of Option exercise, require payment by Optionee of any withholding or other tax due upon Option exercise.

7.    Payment. Payments by Optionee required under Section 6 may be made either in cash (including certified or cashier’s check, or money order) or by delivery of other shares of Common Stock already owned by Optionee for at least six months and to which Optionee has good title, free and clear of all liens and encumbrances or by any other means in accordance with applicable law as approved by the Committee.

8.    Adjustments. In the event of any stock dividend, stock split, recapitalization, reorganization, merger, consolidation, combination or exchanges of shares, or any other similar change affecting the Common Stock, the Committee, in its sole discretion and to the extent the Option is unexercised, may adjust the Exercise Price and the number and type of Option Shares subject, in each case, to compliance with applicable law.

9.    Transferability. The Option is personal to Optionee and is not transferable by Optionee except by will or other transfer to his estate or immediate family members upon death of Optionee. Any transfer of the Option or Option Shares in violation of this Agreement is void from inception.

10. Registration. The Company is not obligated to issue any shares of Common Stock upon Option exercise unless (1) such shares have been registered under the Securities Act or an exemption from such registration is available and otherwise deemed appropriate by the Committee for such issuance; and (2) such issuance is in compliance with applicable law and regulations and the requirements of any stock exchange, quotation service or similar agency on which the Common Stock may then be listed or quoted (such law, regulations and requirements being collectively referred to herein as Requirements). The Company has no obligation to so register shares of Common Stock or to so comply with Requirements.

11. Remedies. Each party is entitled to enforce its rights under this Agreement and to recover damages for breach. The parties agree that money damages may not always be an adequate remedy for breach, and in such event the wronged party may, in its sole discretion, request specific performance and/or injunctive relief (without posting bond or other security) from any court of competent jurisdiction to enforce or prevent any breach of this Agreement.

12. Employment Agreement. This Option is granted pursuant to the Employment Agreement. In the event of any conflict between the provisions of this Agreement and the Employment Agreement, the provisions of the Employment Agreement shall govern.

13. Miscellaneous. This Agreement is not an offer and is effective only when fully signed. All required notices must be in writing and are deemed given upon delivery if sent with return receipt via a reputable delivery service. No failure or delay to enforce a provision will be deemed a waiver thereof. The invalidity of any provision will not affect the validity of any other provision. Descriptive headings are intended as a convenience and not as operative text. This Agreement is governed by the internal law of the state of Delaware, USA in all respects. This Agreement may be signed in counterparts, is (together with the Employment Agreement) the entire and exclusive set of terms and conditions for transactions made under it and binds and benefits the permitted successors and assigns of all parties. This Agreement may only be modified by a writing signed by all parties, unless the modification only enhances Optionee’s rights, in which case it can become effective with only the Company’s signature.

14. Optionee Acknowledgment. Optionee agrees, represents and acknowledges that (1) Optionee’s exercise of the Option and purchase of Option Shares will be for Optionee’s own account and not on behalf of any others; (2) certain laws govern and restrict Optionee’s right to offer, sell or otherwise dispose of any Option Shares, unless an exemption from such laws is available and otherwise deemed appropriate by the Committee; (3) Optionee will not offer, sell or otherwise dispose of any Option Shares in any way which would cause Optionee or any the Company to violate any Requirement or require the Company to register such disposition under any Requirement; (4) Optionee may be required upon Option exercise or upon subsequent transfer of Option Shares to furnish representations and undertakings deemed appropriate by the Committee for compliance with Requirements; (5) certificates evidencing Option Shares will bear such legends, if any, deemed appropriate by the Committee for compliance with Requirements; (6) Optionee will not offer, sell or otherwise dispose of any Option Shares in violation of any policy of the Company; (7) the Option is not intended to be an incentive stock option within the meaning of Section 422 of the Code; (8) Optionee only has rights as a stockholder of Option Shares if and to the extent that Optionee exercises the Option and retains ownership of Option Shares; (9) Optionee has received and read a signed original of this Agreement; (10) Optionee, by signing below, accepts the Option; (11) Optionee will be bound by the provisions of this Agreement as of the Grant Date; and (12) Optionee has read and agrees to be bound by the Company’s Securities Trading Policy or any successor policy, and by any applicable trading black-out dates the Company may designate.

The parties, or their respective, authorized representatives, have signed this Agreement effective as of the Grant Date:

Optionee		Gateway, Inc.

Signed:		Signed:

	Wayne R. Inouye		Theodore W. Waitt Chairman and Chief Executive Officer